Mail Stop 4561

June 17, 2008

David K. Spohr
Chief Financial Officer
Futures Strategic Trust
900 King Street
Suite 100
Rye Brook, NY 10573

   Re: **Futures Strategic Trust**
      Form 10-K for Fiscal Year Ended
      December 31, 2007
      Filed March 28, 2008
      Form 10-Q for Quarterly Period Ended
      March 31, 2008
      Filed May 15, 2008
      File No. 000-23885

Dear Mr. Spohr:

  We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 9AT. Controls and Procedures, page 19

1.   Please tell us and revise your filing to disclose if your disclosure controls and
        procedures were effective as of the period ended December 31, 2007.

WCM Pool LLC Financial Statements

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

A. Basis of Accounting, page 53

2.   Please tell us and disclose in your filing the amount of cash which is restricted.

Exhibits 31.1 and 31.2

3.   We note your certifications do not comply with the content of the certifications
        required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we
        note you have included the phrase "do hereby" at the beginning of the
        certification, you have replaced "the registrant" with "Registrant" throughout the
        certification, you have included the phrase "such term is" in the introductory
        section of paragraph 4, and you have deleted the language "(the registrant's fourth
        fiscal quarter in the case of an annual report)" from paragraph 4(c). Please revise
        your certifications in future filings to comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended March 31, 2008

General

4.   Please tell us how management determined it was unnecessary to include
        financial information for WMT III Series H/J Trading Vehicle LLC for the
        quarterly period ended March 31, 2007.

                              *   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief